                                                                                                                                                                      P.O. Box 2600

                                                                                                                                                                      Valley Forge, PA 19482-2600

                                                                                                                                                                      610-669-4294

                                                                                                                                                                      michael_drayo@vanguard.com

August 9, 2010

Christian Sandoe, Esq.

U.S. Securities & Exchange Commission                                   via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:       Vanguard Chester Funds – File No. 2-92948

Dear Mr. Sandoe:

The following responds to your comments of July 19, 2010 on the post-effective amendment of the above-referenced registrant.  You commented on Post-Effective Amendment No. 43, which was filed on June 3, 2010 pursuant to Rule 485(a).

Comment 1:    Target Retirement Income Fund – Prospectus – Fund Summary - Fees and Expenses – Annual Fund Operating Expenses

Comment:         The footnote to the fee table indicates that Total Annual Operating Expenses reflect current operating expenses for certain underlying funds rather than the underlying funds’ annualized expense ratios for their most recent fiscal period.  The Total Annual Operating Expenses shown should reflect the underlying funds’ annualized expense ratios for their most recent fiscal period as disclosed in their most recent shareholder report.

Response:         The Total Annual Operating Expense shown will reflect the underlying funds’ annualized expense ratios for their most recent fiscal period as disclosed in their most recent shareholder report.

Comment 2:    Target Retirement Income Fund – Prospectus – Fund Summary – Primary Risks

Comment:         Unless the Fund is advised by or sold through an insured depository institution, delete the sentence stating that “an investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the [FDIC] or any other governmental agency.”

Response:         The Fund may be sold through depository institutions.  Therefore, we will retain this disclosure.

Comment 3:    Target Retirement 2005 Fund – Prospectus – Fund Summary – Primary Strategies/Risks

Comment:         The disclosure states that the Fund’s indirect stock holdings consist substantially of large-cap U.S. stocks and, to a lesser extent, of mid- and small- cap U.S. stocks.  Describe the risks associated with the Fund’s investments in mid- and small-cap stocks.

Response:         Vanguard Total Stock Market Index Fund is the underlying fund that gives the Fund its primary exposure to mid- and small- cap stocks.  Vanguard Total Stock Market Index Fund invests across all market-capitalization segments, and does not focus on a particular category of stocks.  Based on the small percentage of this underlying fund that is invested in small- and mid-cap stocks, and the fact that only a portion of the Fund’s assets are invested in this underlying fund, we do not believe it is appropriate to add mid- or small-cap risk as a primary risk of the Fund.

Comment 4:    Target Retirement 2005 Fund – Prospectus – Fund Summary – Tax Information

Comment:         Delete the second and third sentence in the paragraph, which relate to the tax consequences of sales and exchanges as well as reinvestment of additional shares.

Response:         We have modified the disclosure as requested.

Comment 5:    Statement of Additional Information (SAI) – Fundamental Policies

Comment:         The second to last paragraph of the fundamental policies section states that “unless otherwise required by the 1940 Act, if a percentage restriction is adhered to at the time the investment is made, a later change in the percentage resulting from a change in the market value of assets will not constitute a violation of the restriction.”  Please modify the disclosure to note that a fund’s borrowing is an exception to the general rule stated above.

Response:         We have modified the disclosure as requested.

Tandy Requirements

As required by the SEC, each Fund acknowledges that:

•     The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

•     Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•     The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-4294 with any questions or comments regarding the above responses and explanations.

Sincerely,

Michael J. Drayo

Associate Counsel

The Vanguard Group, Inc.